Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss for the six months ended May 31, 2012	$ (9,109)

Weighted average number of shares outstanding since inception (i)	50,000,000

Net loss per share at May 31, 2012	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of May 31, 2012.

There have been no shares issued between May 31, 2012 and up to the date of this prospectus.